EXHIBIT 99.2

SEARCHLIGHT II BZQ, L.P.

6 November 2019

Internet Gold – Golden Lines Ltd.

B Communications Ltd.

Dear Sirs,

We refer to the Share Purchase Agreement dated as of 24 June 2019 (the “SPA”) to which our companies are party. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the SPA.

Pursuant to Section 8.1(d) of the SPA, if the Closing has not occurred by 24 November 2019 (the “End Date”), then either party has the right to deliver a notice to the other parties terminating the SPA.

We understand, based on the advice of counsel, that if the Control Permit is not issued by the close of business today, then the Closing shall not occur prior to the End Date, due to the time period required to complete various actions between the issuance of the Control Permit and the Closing.

In light of the foregoing, we hereby inform you that we reserve all rights to issue a termination notice pursuant to Section 8.1(d) of the SPA on the End Date, assuming that the Closing has not occurred by such date.

Sincerely yours,

SEARCHLIGHT II BZQ, L.P.